Contact

www.linkedin.com/in/ed-scanlon-a448a040 (LinkedIn)

Top Skills

Equity Derivatives
Options
Trading Systems

Certifications

General Securities Principal

Ed Scanlon

CCO at ClearingBid Markets
New York, New York, United States

Experience

ClearingBid
CCO
October 2017 - Present (5 years 9 months)
Greater New York City Area

ClearingBid Inc.
Start Up Team
September 2016 - Present (6 years 10 months)
New York City Metropolitan Area

Walleye Trading Advisors
Business Development Manager
October 2014 - February 2016 (1 year 5 months)

The Vertical Group
Equity Derivatives/ETF"S
November 2012 - September 2014 (1 year 11 months)
New York City

Tejas Securities Group, Inc.
Equity Derivative's Sales Trader
January 2012 - December 2012 (1 year)

TJM Institutional Services
Equity Derivatives sales Trader Tjm Investment Services
September 2010 - January 2012 (1 year 5 months)
New York City

Bay Crest Partners
Equity Derivatives sales Trader
November 2006 - August 2010 (3 years 10 months)

Chapdeliane & Co.
Options Broker
April 2004 - October 2006 (2 years 7 months)

Groupama
Marketing Manager
November 1999 - March 2004 (4 years 5 months)

GroupAma, that had an equity (large cap and mid cap) and fixed income portfolio totaling $1.0 billion. Traveled extensively around the United States marketing an equity (large cap/mid cap) and fixed income portfolio totaling $1.0 billion. Our strategy was to get in front of as many blue chip institutions as possible to pitch the GroupAma Portfolio. Our clients included Prudential, Merrill Lynch, Morgan Stanley,
JPM among the brokerage firms. We also had success with the unions and pension industry. My focus was to educate their clients on asset allocation with the goal of diversifying their holdings into our product

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Education

Norwich University
 · (1975 - 1979)

Harrison High School
 · (1971 - 1975)